UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-38370

CollPlant Biotechnologies Ltd.

(Exact name of registrant as specified in its charter)

4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

This Form 6-K, the text under the headings “Three and Six Month-Period Ended June 30, 2026 Financial Results” and “Balance Sheet and Cash Flow”, the accompanying consolidated financial statements and “Forward Looking Statements” of the press release attached to this Form 6-K as Exhibit 99.1 as well as Exhibit 99.2, Exhibit 99.3 and Exhibit 10.1 are hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File Nos. 333-229163, 333-248479, 333-263842, 333-271320 and 333-279791) and Form F-3 (File Nos. 333-238731, 333-292640 and 333-297347), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

As previously disclosed, CollPlant Biotechnologies Ltd. (the “Company”) entered into a Share Purchase Agreement dated as of August 29, 2026 (the “Purchase Agreement”) with LightSolver Ltd., a company incorporated under the laws of the State of Israel (“LightSolver”) and the current shareholders of LightSolver for the purchase of all of the issued and outstanding share capital of LightSolver (the “Acquisition”), which closed on September 3, 2026. Subsequently, on September 30, 2026, the Company entered into an amendment to the Purchase Agreement providing that all outstanding vested and unvested Section 3(i) options of LightSolver will be assumed by the Company and converted into options to purchase the Company’s ordinary shares, rather than requiring vested Section 3(i) options to be exercised in connection with the Acquisition, and revising the capitalization table and allocation schedule attached to the Purchase Agreement.

In addition, on September 30, 2026, the Company issued a press release entitled “CollPlant Reports 2026 Second Quarter Financial Results and Provides Corporate Update”. On the same day, the Company issued condensed consolidated interim financial statements (unaudited) as of June 30, 2026 together with the Company’s Operating and Financial Review and Prospects for the same period.

Attached hereto and incorporated by reference herein are the following exhibits:

10.1*	Amendment # 1 to Share Purchase Agreement, dated September 30, 2026, by and among CollPlant Biotechnologies Ltd., LightSolver Ltd. and Ruti Ben-Shlomi, solely in her capacity as the Sellers’ Representative.
99.1	Press Release, dated September 30, 2026.
99.2	Condensed Consolidated Interim Financial Statements (unaudited) as of June 30, 2026.
99.3	Operating and Financial Review and Prospects as of June 30, 2026.
101.INS	XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted exhibit will be furnished to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLPLANT BIOTECHNOLOGIES LTD.

Date: September 30, 2026	By:	/s/ Eran Rotem
		Name:	Eran Rotem
		Title:	Deputy CEO and Chief Financial Officer

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